EXHIBIT 12.1

SIERRA PACIFIC POWER COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Years Ended December 31,
	2013	2012	2011	2010	2009

Earnings available for fixed charges:
Net income	$55	$84	$60	$72	$73
Add (deduct):
Income tax expense	33	40	31	40	31
Fixed charges	62	66	70	73	75
Capitalized interest (allowance for borrowed funds used during construction)	(2)	(2)	(2)	(2)	(3)
	93	104	99	111	103

Total earnings available for fixed charges	$148	$188	159	$183	$176

Fix charges:
Interest on long-term debt	62	66	70	73	75
Total fixed charges	$62	$66	$70	$73	$75

Ratio of earnings to fixed charges	2.39	2.85	2.27	2.51	2.35

(1) Includes amortization of premiums, discounts, and capitalized debt expense and interest component of rent expense.

For the purpose of calculating the ratios of earnings to fixed charges, "Earnings" represents net income adjusted for income taxes plus fixed charges (excluding capitalized interest). "Fixed Charges" represent the aggregate of interest charges on long-term debt (whether expensed or capitalized) and the portion or rental expense deemed attributable to interest.